Exhibit 1.02

Conflict Minerals Report

For The Year Ended December 31, 2013

Caution Concerning Forward-Looking Statements

Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact, such as statements concerning the additional steps that we intend to take to mitigate the risk that our necessary conflict minerals finance or benefit armed groups. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. These risks, uncertainties and changes include, but are not limited to, (1) the implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all and (2) political and regulatory developments, whether in the Democratic Republic of the Congo region, the United States or elsewhere. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.

1.	Overview

This report has been prepared by Tenneco Inc. (herein referred to as “Tenneco” the “Company,” “we,” “us,” or “our”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the “Rule”). Tenneco is one of the world’s largest producers of clean air and ride performance products and systems for light, commercial and specialty vehicle applications. Our company serves both original equipment vehicle manufacturers (“OEMs”) and the repair and replacement markets, or aftermarket, worldwide. We design, manufacture and sell clean air and ride performance systems and products for light, commercial and off-highway and other vehicle applications. We conducted an analysis of our products and determined that conflict minerals, as defined in the Rule (also referred to herein as “3TG”), are found in the majority of our ride performance products and are minimally present in our clean air system products.

Conflict Minerals Policy

We have adopted a conflict minerals policy (the “Conflict Minerals Policy”) which is publicly available on our website at http://www.tenneco.com/overview/conflict_minerals/. The information contained on our website is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.

Grievance Mechanism

We have well-established processes to allow interested parties to contact us. These processes are described in our Code of Conduct, our Supplier Portal, our Supplier Manual and in our Conflict Minerals Policy.

Supply Chain

Tenneco’s operations are typically several levels removed from smelter and refiner operations. Our products are predominately produced from low carbon or stainless steels but also utilize oils, paints, rubber, plastics and, to a much lesser extent, some electronic components. The supply base is comprised of several thousand suppliers situated around the globe in support of both local and global operations.

We rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us – including sources of 3TG that are supplied to them from lower tier suppliers. Contracts with many of our suppliers are in force for a number of years and we cannot unilaterally impose new contract terms and flow-down requirements. We are reviewing the applicability of including the requirements of the Rule in our supplier contracts or in our general terms and conditions and/or supplier manual. In the meantime, as described below, we are working with selected suppliers to insure they provide the 3TG sourcing information until the contracts can be amended.

Because of the complexity and size of our supply chain, we developed a risk-based approach focused on our suppliers whose products that we believed were likely to contain 3TG. We surveyed direct suppliers deemed to be at risk for 3TG content.

We requested that all identified suppliers provide information on the usage and source of 3TG to us through iPoint’s Conflict Minerals Platform (“iPCMP”), which is an on-demand software solution recommended and developed by iPoint in collaboration with the Automotive Industry Action Group (“AIAG”) based on the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition® (“EICC”) and the Global e-Sustainability Initiative (“GeSI”) (the “Template”).

Efforts to Determine Mine or Location of Origin

We have determined that seeking information about 3TG smelters and refiners in our supply chain, by requesting our suppliers to complete the Template or respond via iPCMP, represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Smelters or Refiners

Notwithstanding our due diligence efforts, of those suppliers reporting the existence of 3TG in their products, most did not identify the part numbers sold to us that contained 3TG or, if identifiable, the specific smelters or refiners of the 3TG contained therein.

The large majority of the responses received provided data at a company or divisional level or were unable to specify the smelters or refiners used for components supplied to Tenneco. We continue to validate that data to determine whether the disclosed smelters and refiners are actually in our supply chain.

2.	Due Diligence

Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework presented by the Organisation for Economic Co-operation and Development (“OECD”) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance), including the related Supplements for gold and for tin, tantalum and tungsten.

MANAGEMENT SYSTEMS

We have adopted the Conflict Minerals Policy.

Internal Team

We have established a management system to support supply chain due diligence related to 3TG. Our management system includes an executive oversight committee and a functional work group sponsored by the Senior VP Manufacturing Development as well as other executive-level representatives and personnel from materials engineering, global supply chain management, quality assurance, finance and legal. The team of subject matter experts and other members of the functional work group are responsible for implementing our conflict minerals compliance strategy and are led by an Executive Director of Global Supply Chain Management.

Control Systems

As we do not have a direct relationship with 3TG smelters and refiners, we are engaged and actively cooperate with other major manufacturers in the automotive sector and other sectors in respect of 3TG traceability initiatives. We participate in the following industry-wide initiatives to disclose upstream actors in the supply chain: the EICC-GeSI Conflict Free Sourcing Initiative (“CFSI”), the (“AIAG”) Conflict Minerals Work Group and the National Association of Manufacturers conflict minerals working group (“NAM”).

Controls include, but are not limited to, our Code of Conduct, which outlines expected behaviors for all Tenneco employees, our Supplier Manual for our suppliers, and, if applicable, a supplier conflict minerals contract clause.

Maintain Records

We have a company-wide document retention policy which would be applicable to the relevant documents in connection with this Rule and provides for retention of documents for at least five years. Documents relating to due diligence are stored electronically on our behalf by iPoint.

Supplier Engagement

We have written and distributed a letter to selected suppliers describing the requirements of the Rule and our Conflict Minerals Policy, posted this letter on our corporate web-site, contracted with a third party and implemented software to focus on requesting and receiving supplier surveys, provided training to our suppliers and established an electronic e-mail box for external and internal communication.

IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN

We surveyed direct suppliers deemed to be at risk for conflict minerals.

We reviewed the responses received from suppliers against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely or incomplete responses as well as inconsistencies within the data reported in the Template. We have worked directly with these suppliers to provide revised responses.

A portion of the responses included the names of entities listed by our suppliers as smelters or refiners. We compared these facilities to the Template’s standard smelter list and the CFSI’s lists of certified conflict-fee facilities. A portion of the listed facilities were not validated as or otherwise determined by us to be smelters or refiners. Tenneco supports the refinement and expansion of the list of participating smelters through our membership in the CFSI.

The large majority of the responses received provided data at a company or divisional level or, as described above, were unable to specify the smelters or refiners used for components supplied to Tenneco.

DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

•	Senior management is briefed about our due diligence efforts on a regular basis.
•	We have adopted a conflict minerals policy.
•	We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier.

CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN

We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. We support audits through our participation in the CFSI.

REPORT ON SUPPLY CHAIN DUE DILIGENCE

This Conflict Minerals Report constitutes our annual report on our 3TG due diligence, is available on our website http://www.tenneco.com and is filed with the SEC.

3.	Steps to be Taken to Mitigate Risk

We intend to take the following steps to improve the due diligence conducted to further mitigate the risk that the 3TG in our products finance or benefit armed groups in the DRC or adjoining countries:

a.	Include a 3TG flow-down clause in new or renewed supplier contracts and/or our general terms and conditions, as applicable and necessary.

b.	Engage with relevant suppliers and direct them to training resources to attempt to increase the response rate within the supply chain and improve the content of the supplier survey responses.

c.	Engage in ongoing risk assessment through our suppliers’ annual data submissions.

d.	Develop a risk management plan that outlines the company responses to identified risks.

e.	Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD Guidance.

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